Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

APPROVAL OF QUALIFICATION OF DIRECTOR

BY THE CBIRC BEIJING BUREAU

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 19 December 2019 in relation to, among others, the election of Mr. Zhao Peng as an Executive Director of the sixth session of the board of directors of the Company (the “Board of Directors”) at the first extraordinary general meeting 2019 (the “EGM”) of the Company held on the same day.

The Beijing Bureau of the China Banking and Insurance Regulatory Commission (the “CBIRC Beijing Bureau”) has recently issued the approval of qualification of Mr. Zhao Peng. Pursuant to the approval, the qualification of Mr. Zhao Peng as a Director of the Company has been approved by the CBIRC Beijing Bureau. The term of office of Mr. Zhao Peng commenced on 20 February 2020. With effect from the same day, Mr. Zhao Peng began to serve as a member of the Strategy and Assets and Liabilities Management Committee of the sixth session of the Board of Directors.

Please refer to the announcement of the Company dated 23 July 2019 and the circular of the EGM dated 15 November 2019 for the biographical details of Mr. Zhao Peng.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 2 March 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Zhao Peng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie